June 6, 2006
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:	Arbinet-thexchange, Inc. Definitive Additional Materials filed May 24, 2006 Filed by Alex Mashinsky and Robert A. Marmon File No. 000-51063
Dear Ms. Ransom:
     On behalf of Alex Mashinsky and Robert A. Marmon, we write in response to the comments of the Office of Mergers and Acquisitions in the Division of Corporation Finance as set forth in the comment letter dated May 31, 2006. For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Messrs. Mashinsky and Marmon.
1.	We note your reference to your role at Local Matters, however, it is unclear in what context this reference is being made. You mention that you, along with the CEO, “restructured the company,” however, you are not mentioned as an officer or director of Local Matters in the most recent Form S-1 to which you make reference so your role in assisting in the restructuring is unclear. If you are including this reference as an example of the companies in which you have invested, your reference to your role in restructuring the company seems inappropriate. If your role at Local Matters was more than that of an investor, please revise to clarify or revise to remove this reference.
Response: We note the Staff’s comment. Mr. Mashinsky was more than a mere

Securities and Exchange Commission
June 6, 2006
investor in Local Matters. We understand that Mr. Mashinsky played a behind-the-scenes role at Local Matters, including (i) meeting with and helping Perry Evans, Local Matters’ CEO, negotiate Local Matters’ $650,000 acquisition of Nextron Communications, Inc. (which became Aptas, Inc. and was later renamed Local Matters, Inc.) in 2001, (ii) personally investing an aggregate of over $900,000 in Local Matters in 2002 and 2005, (iii) meeting with Local Matters’ CEO and other board members including David De Leeuw and Kevin Kimberlin multiple times during 2002, 2003 and 2004 to discuss Local Matters’ strategic direction, (iv) introducing several potential acquisition targets for Local Matters to Perry Evans during 2003 and 2004, and (v) helping negotiate a number of those acquisitions during 2005.
The intent of the “restructuring” statement was to support the earlier statement made in the Stockholder Letter (at the beginning of the paragraph in which the “restructuring” reference was made) that “[s]ince being marginalized by the venture capitalists and the management team at Arbinet, Mr. Mashinsky has started and invested in a series of successful companies and has created significant value for investors”, and we believe this is clear in the context of the paragraph. Finally, we believe that the “behind-the-scenes” details to the “restructuring” point are not necessary for stockholders to understand the context of the relevant paragraph as a whole.
2.	Further your reference to “a few 7-year old cherry-picked quotes by someone fired by Mr. Mashinsky” is unclear considering more than one person was quoted in the article. Please revise to clarify. Further, if you are implying that such quotes were made in retaliation for being fired, please provide support for this implication.
Response: We note the Staff’s comment. We believe that stockholders who read the reference to “a few 7-year old cherry-picked quotes by someone fired by Mr. Mashinsky” will understand that we are referring to the quotes in the Company’s letter to stockholders (the “Company’s Letter”) by Mr. Jean Louis Bravard, a former president of Arbinet. The only other person quoted in the Company’s Letter is an unnamed product marketing director at AT&T who has no apparent or assumed employment connection whatsoever to Mr. Mashinsky. Messrs. Mashinsky and Marmon were not implying that Mr. Bravard’s quotes were made in retaliation for being fired. They were providing a significant detail – a fact that Arbinet failed to disclose in the Company’s Letter when it chose to use quotes by Mr. Bravard – to place some context around the quotes.
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Securities and Exchange Commission
June 6, 2006
     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Craig Gherman at (212) 530-5778.

Very truly yours,

Roland Hlawaty
cc:	Alex Mashinsky
Robert A. Marmon

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